UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)

EMERGING VISION, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

859727109

(CUSIP Number)

Benito R. Fernandez

Horizons Investors Corp.

P.O. Box 221

Brooklyn, NY 11208-0221

(718) 235-0741

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

May 21, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No. 859727109

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only): Horizons Investors Corp. 11-2651913

2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions): N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): N/A

6.	Citizenship or Place of Organization: New York State

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power: 23,926,531* 8. Shared Voting Power: 0 9. Sole Dispositive Power: 23,926,531* 10. Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 23,926,531*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): N/A

13.	Percent of Class Represented By Amount in Row (11): 34.1%

14.	Type of Reporting Person (See Instructions): CO

*This number represents shares of Common Stock held by Horizons Investors Corp. which is owned by Mr. Fernandez, and includes the right to acquire 200,000 shares of Common Stock upon the exercise of presently exercisable, outstanding options, but excludes the right to acquire 31,067,776 shares of Common Stock upon the exercise of outstanding warrants that are not exercisable until April 15, 2006.

Item  1.    Security and Issuer.

The name of the issuer is Emerging Vision, Inc., a New York corporation, which has its principal executive offices at 100 Quentin Roosevelt Boulevard, Garden City, New York 11530. This statement relates to the Company’s common stock, $0.01 par value per share.

Item  2.    Identity and Background.

This Schedule 13D is being filed by Horizons Investors Corp., a corporation organized under the laws of the State of New York. The principal business of Horizons Investors Corp. is to provide management consulting services. The address of the principal office at which Horizons Investors Corp. engages in its principal business activity is 131 Lancaster Street, Albany, NY 12210. During the last five years, neither Horizons Investors Corp. nor Benito R. Fernandez, the sole executive officer, director and shareholder of Horizons Investors Corp., has been (A) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (B) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws. Mr. Fernandez is a United States citizen.

Item  3.    Source and Amount of Funds or Other Consideration.

        N/A

Item  4.    Purpose of Transaction.

Horizons Investors Corp., by letter sent to the Company on May 21, 2004, notified the Company of its intention to nominate six candidates, including Benito R. Fernandez, a current director of the Company and the president of Horizons Investors Corp., for director in connection with the Company’s upcoming annual meeting of shareholders. Since the Company’s Board of Directors did not nominate Horizons Investors Corp.’s slate of nominees for director, and has filed proxy materials which do not include Horizons Investors Corp.’s slate of nominees, Horizons Investors Corp. and Mr. Fernandez intend to commence a proxy solicitation, in opposition to current management’s proxy solicitation, for the purpose of electing Horizons Investors Corp.’s slate of directors and replacing the current directors of the Company, other than Mr. Fernandez.

Item  5.    Interest in Securities of the Issuer.

        (a)    Amount of securities beneficially owned: 23,926,531*     34.1%

        (b)    Number of shares as to which such person has:

                 (i)     Sole power to vote or direct vote: 23,926,531*

                 (ii)    Shared power to vote or direct vote: 0

                 (iii)   Sole power to dispose of or direct disposition of shares: 23,926,531*

                 (iv)    Shared power to dispose of or direct disposition of shares: 0

*This number represents shares of Common Stock held by Horizons which is owned by Mr. Fernandez, and includes the right to acquire 200,000 shares of Common Stock upon the exercise of presently exercisable, outstanding options, but excludes the right to acquire 31,067,776 shares of

Common Stock upon the exercise of outstanding warrants that are not exercisable until April 15, 2006.

        (c)    Transactions in securities of the Company within last 60 days: None

        (d)    Third party right to receive dividends or proceeds from sale of securities: N/A

        (e)    Date reporting person ceased to be the beneficial owner of more than five percent of class of securities: N/A

Item 6. Contracts,	Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

        N/A

Item  7.    Material to be Filed as Exhibits.

        N/A

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 2, 2004

HORIZONS INVESTORS CORP.

By:	/s/ BENITO R. FERNANDEZ

Name: Benito R. Fernandez
Title: President